Reed Smith LLP Two Embarcadero Center Suite 2000 San Francisco, CA 94111-3922 415.543.8700 Fax 415.391.8269
Robert M. Smith Direct Phone: 415.659.5955 Email: rsmith@reedsmith.com

August 7, 2006

VIA EDGAR AND
FACSIMILE: (202) 772-9218

Mr. Donald C. Hunt
Attorney-Advisor
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Harbin Electric, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File No. 333-131032

Dear Mr. Hunt:

We are writing to you on behalf of our client, Harbin Electric, Inc. (the “Company”). Pursuant to our exchange, we are submitting copies of the following on a supplementary and informal basis in an attempt to resolve the remaining Staff comments:

1. A copy of the proposed letter from the Company, attached as Exhibit A hereto, responding to the Staff’s comments set forth in a letter from the Staff dated August 3, 2006 with respect to Amendment No. 3 to the Registration Statement on Form SB-2, as previously filed with the Commission on July 17, 2006; and

2. A copy of the proposed modification to pages [16 and 17] of the prospectus included in such Registration Statement, attached as Exhibit B hereto, that has been marked to indicate the proposed changes that would be made in response to such comments;

3. A copy of Item 26 of the Registration Statement as currently set forth, attached as Exhibit C hereto, which we believe continues to be accurate and as to which no change is proposed to be made in Amendment No. 4; and

4. A proposed new “Recent Developments” section on pages [2 and 3] of the prospectus, attached as Exhibit D hereto, that we would include in Amendment No. 4 to note that the Company has entered into a term sheet with respect to a potential financing.

Mr. Donald Hunt Securities and Exchange Commission Page 2
We would appreciate your consideration of the Company’s proposed responses to the Staff’s comments. Our goal would be to reach agreement with the Staff and thereafter to file with the Commission via EDGAR Amendment No. 4 to the Registration Statement, with a request for acceleration of the effectiveness of the Registration Statement to be filed thereafter.

Please do not hesitate to contact me with any questions or comments you might have.

Very truly yours,

/s/ Robert M. Smith
Robert M. Smith

cc:	Barry Raeburn

Exhibit A
Draft of August 7, 2006

[Letterhead of Harbin Electric, Inc.]

August __, 2006

VIA EDGAR AND
FACSIMILE: (202) 772-9218

Peggy Fisher
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed July 17, 2006
File No. 333-131032

Dear Ms. Fisher:

Please find below the responses of Harbin Electric, Inc. (the “Company”) to the Staff’s comments on Amendment No. 3 to the above referenced Registration Statement as set forth in its letter dated August 3, 2006 directed to Barry Raeburn, Agent for Service for the Company. For your convenience, we are delivering to your office “marked to show changes” copies of Amendment No. 4 to the Registration Statement, comparing Amendment No. 4 with the previous submission.

Please note that the numbered responses below correspond to the numbered comments in the Staff's letter.

Equity Ownership by Executive Officers and Directors, page 19

1.	We note your response to prior comment 4 from our letter dated May 19, 2006. Please disclose the date of each transaction referenced in this section.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 16 and 17 of the prospectus to disclose the date of each transaction referenced in that section.

2.
Please revise your disclosure to clarify how Tianfu Yang acquired all of the 9,750,000 shares of your common stock referred to on page 20. We note your current disclosure that he acquired those shares a result of the issuance to him of “a proportionate amount of the $8,000,000 shares of the Company’s common stock issued to TFI shareholders…” (emphasis added).

Response: In response to the Staff’s comment, we have added a sentence to refer to the stock dividend declared on January 24, 2005 with respect to shares of the Company’s stock outstanding on January 26, 2005.

The statement that Tianfu Yang was issued a “proportionate amount of the 8,000,000 shares of the company’s common stock issued to TFI shareholders” remains an accurate statement and is in the appropriate chronological sequence. The impact of the subsequent stock dividend effectively was to increase the number of shares of Company common stock held by former TFI shareholders from 8,000,000 to 12,000,000 shares.

In other words, Tianfu Yang received a proportionate amount of the 8,000,000 shares issued to TFI shareholders, resulting in him having 6,500,000 shares. Following the stock dividend, those 6,500,000 shares became 9,750,000 shares.

3.	Please reconcile your disclosure in this section with your disclosure on page II-2 that on January 24, 2005 you declared a stock dividend of 0.5 shares for each share of your stock outstanding.

Response: As noted above, the company has added a sentence to each of the first four paragraphs indicating that a stock dividend was declared on January 24, 2005 with respect to shares of the Company’s common stock outstanding on January 26, 2005.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

4.
Please reconcile your disclosure in the first sentence of the second paragraph regarding the number of purchases in HTFE’s April 10, 2003 issuance with your disclosure in the first sentence on page 20 that Tianli Yang was the only purchaser of those shares.

Response: The Company advises the Staff that the two sentences to which the Staff’s comment refers are accurate, but were intended to address different concerns and thus were formulated differently.

As noted in the first sentence of the second paragraph of Item 26, page II-1, on April 10, 2003, HTFE issued an aggregate of 6,000,000 shares to four stockholders. Mr. Tianli Yang was not one of such stockholders. Because it does not relate to the sale of unregistered securities by the Company or its predecessors, however, the Company’s disclosure in Item 26 does not address the fact that Mr. Tianli Yang subsequently purchased all such shares owned by the original four stockholders of HTFE, as a result of which Mr. Tianli Yang owned all 6,000,000 shares of HTFE then outstanding.

In response to the Staff’s comment, however, the Company has modified the disclosure on pages [16 and 17] of the prospectus to indicate that Mr. Tianli Yang acquired 4,500,000 of his 6,000,000 shares from HTFI on July 10, 2004 and that, thereafter, on August 18, 2004 he acquired 1,500,000 shares from the three other HTFE shareholders.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, the enclosures provided herein, or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to call me at 215.543.6362.

Very truly yours,

Barry Raeburn

Exhibit B

EMPLOYMENT AGREEMENT

The Company does not have employment agreements with any of its directors or executive officers. On October 12, 2005, the Company entered into an employment agreement with Mr. Barry Raeburn. Pursuant to the terms and conditions of the employment agreement, Mr. Raeburn is employed as Executive Vice President of Finance and Corporate Development of the Company for an initial term of three years, commencing September 26, 2005, at a base salary of $80,000 per year, subject to upward adjustment and an annual increase of not less than 5%. As contemplated by the agreement, the C1ompany granted options to Mr. Raeburn to purchase 250,000 shares of the Company’s common stock, at an exercise price of $3.93 per share (the closing price per share September 23, 2005), vesting over three years. In the event that Mr. Raeburn’s employment is terminated without Cause (as defined in the agreement, which is filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 17, 2005), the employment agreement provides that he will be entitled to receive compensation accrued to date and a severance payment in the amount of three times his base salary in effect on the date of termination and the immediate vesting of any unvested options.

EQUITY OWNERSHIP BY EXECUTIVE OFFICERS AND DIRECTORS

As noted below in “Security Ownership of Certain Beneficial Owners”, the Company’s directors and executive officers as a group in the aggregate beneficially own 11,540,209 shares of the Company’s common stock, of which 11,400,000 shares are outstanding and 140,209 shares are issuable pursuant to options exercisable within 60 days of August 4, 2006.

Mr. Tianli Yang acquired 6,000,000 shares of the common stock of HTFE for an aggregate purchase price of approximately $726,000. Of the 6,000,000 shares, 4,500,000 shares were acquired on July 10, 2004 from one of HTFE’s four stockholders and 1,500,000 shares were acquired on August 18, 2004 from HTFE’s other three stockholders. On August 31, 2004, such shares were exchanged for no additional consideration for a proportionate amount of the 1,500 shares of TFI issued to HTFE shareholders in connection with the formation of TFI as the holding company for HTFE, and thereafter, on January 24, 2005, were converted for no additional consideration into a proportionate amount of the 8,000,000 shares of the Company’s common stock issued to TFI shareholders in connection with the acquisition of TFI by the Company. On January 24, 2005, the Company declared a stock dividend of 0.5 share for each share of the Company’s common stock outstanding as of January 26, 2005. As a result of such transactions, Mr. Tianli Yang owns 600,000 shares of the Company’s outstanding common stock. In addition, Mr. Tianli Yang has unexercised options to acquire 20,000 shares of the Company’s common stock at a price of $8.10 per share, of which options to acquire 3,333 shares are exercisable within 60 days of August 4, 2006.

Mr. Tianfu Yang acquired 47,000,000 shares of the common stock of HTFE for an aggregate purchase price of approximately $5,771,842. All such shares were acquired on August 18, 2004 from Harbin Tech Full Industry Co., Ltd., an entity controlled by Mr. Tianfu Yang. On August 31, 2004, such shares were exchanged for no additional consideration for a proportionate amount of the 1,500 shares of TFI issued to HTFE shareholders in connection with the formation of TFI as the holding company for HTFE, and (following the transfer on August 31, 2004 of a portion of such shares to Mr. Suofei Xu, Zedong Xu and others) thereafter were converted for no additional consideration into a proportionate amount of the 8,000,000 shares of the Company’s common stock issued to TFI shareholders in connection with the acquisition of TFI by the Company. On January 24, 2005, the Company declared a stock dividend of 0.5 share for each share of the Company’s common stock outstanding as of January 26, 2005. As a result of such transactions, Mr. Tianfu Yang owns 9,750,000 shares of the Company’s outstanding common stock. In addition, Mr. Tianfu Yang has unexercised options to acquire 30,000 shares of the Company’s common stock at a price of $8.10 per share, of which options to acquire 5,000 shares are exercisable within 60 days of August 4, 2006.

Mr. Suofei Xu acquired 75 shares of TFI from Mr. Tianfu Yang for nominal consideration on August 31, 2004. On January 24, 2005, such shares were converted for no additional consideration into a proportionate amount of the 8,000,000 shares of the Company’s common stock issued to TFI shareholders in connection with the acquisition of TFI by the Company. On January 24, 2005, the Company declared a stock dividend of 0.5 share for each share of the Company’s common stock outstanding as of January 26, 2005. As a result of such transactions, Mr. Suofei Xu owns 600,000 shares of the Company’s outstanding common stock. In addition, Mr. Suofei Xu has unexercised options to acquire 20,000 shares of the Company’s common stock at a price of $8.10 per share, of which options to acquire 3,333 shares are exercisable within 60 days of August 4, 2006.

Mr. Zedong Xu acquired 56.25 shares of TFI from Mr. Tianfu Yang for nominal consideration on August 31, 2004. On January 24, 2005, such shares were converted for no additional consideration into a proportionate amount of the 8,000,000 shares of the Company’s common stock issued to TFI shareholders in connection with the acquisition of TFI by the Company. On January 24, 2005, the Company declared a stock dividend of 0.5 share for each share of the Company’s common stock outstanding as of January 26, 2005. As a result of such transactions, Mr. Zedong Xu owns 450,000 shares of the Company’s outstanding common stock. In addition, Mr. Zedong Xu has unexercised options to acquire 20,000 shares of the Company’s common stock at a price of $8.10 per share, of which options to acquire 3,333 shares are exercisable within 60 days of August 4, 2006.

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On January 31, 2005, each of Mr. Patrick McManus, Mr. David Gatton and Mr. Chan Ching Chuen was granted options to purchase 50,000 shares of the Company’s common stock at a price of $3.10 per share. On February 6, 2006, each of Mr. McManus and Mr. Gatton was granted options to purchase 10,000 shares of the Company’s common stock at a price of $8.10 per share. Of the total options granted to Mr. McManus, Mr. Gatton and Mr. Chan, options to acquire 42,292, 42,292 and 40,625, respectively, are exercisable within 60 days of August 4, 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock by:

(i)	each person known to beneficially own more than five percent of our common stock;

(ii)	each of our officers and directors; and

(iii)	all of our directors and executive officers as a group.

The number of shares beneficially owned by each director or executive officer is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power. In addition, beneficial ownership includes any shares that the individual has the right to acquire within 60 days. Unless otherwise indicated, each person listed below has sole investment and voting power (or shares such powers with his or her spouse). In certain instances, the number of shares listed includes (in addition to shares owned directly), shares held by the spouse or children of the person, or by a trust or estate of which the person is a trustee or an executor or in which the person may have a beneficial interest.

Title of Class	Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class (1)
Common Stock	Tianfu Yang Harbin Electric, Inc. No. 9 Ha Ping Xi Lu Ha Ping Lu Ji Zhong Qu Harbin Kai Fa Qu, Harbin People’s Republic of China 150060	9,755,000 (2)	58.7%
Common Stock	Suofei Xu Harbin Electric, Inc. No. 9 Ha Ping Xi Lu Ha Ping Lu Ji Zhong Qu Harbin Kai Fa Qu, Harbin People’s Republic of China 150060	603,333 (3)	3.6
Common Stock	Tianli Yang Harbin Electric, Inc. No. 9 Ha Ping Xi Lu Ha Ping Lu Ji Zhong Qu Harbin Kai Fa Qu, Harbin People’s Republic of China 150060	603,333 (4)	3.6
Common Stock	Zedong Xu Harbin Electric, Inc. No. 9 Ha Ping Xi Lu Ha Ping Lu Ji Zhong Qu Harbin Kai Fa Qu, Harbin People’s Republic of China 150060	453,333 (5)	2.7
Common Stock	Ching Chuen Chan Harbin Electric, Inc. No. 9 Ha Ping Xi Lu Ha Ping Lu Ji Zhong Qu Harbin Kai Fa Qu, Harbin People’s Republic of China 150060	40,625 (6)	0.2

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Exhibit C

PART II

ITEM 24.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1.	Article XII of the Articles of Incorporation of the Company, filed as Exhibit 3.1 to the Registration Statement.

2.	Section 10 of the Bylaws of the Company, filed as Exhibit 3.2 to the Registration Statement.

3.	Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a controlling person, officer or director from liability, thereby making the Company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

ITEM 25.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is a list of the estimated expenses to be incurred, all of which will be paid by the Registrant, in connection with the preparation and filing of this Registration Statement.

ITEM	AMOUNT ($)
SEC Registration Fee	$3,202
Legal Fees	40,000
Printing and Engraving Costs	1,000
Miscellaneous	798
Total	$45,000

ITEM 26.	RECENT SALES OF UNREGISTERED SECURITIES

The Company has sold the following securities within the past three years that were not registered under the Securities Act of 1933:

On April 10, 2003, its inception date, Harbin Tech Full Electric Co. Ltd. (“HTFE”) issued 6,000,000 shares of its common stock for $726,000 to four stockholders. On July 12, 2004, HTFE issued 47,000,000 shares of its common stock to Harbin Tech Full Industry Co., Ltd., an entity controlled by Mr. Tianfu Yang, for a subscription receivable of $5,771,842. Immediately after the issuance, HTFE had 53,000,000 shares of stock issued and outstanding. As contemplated by Rule 901 under the Securities Act, all such sales were by a foreign private issuer pursuant to transactions with non-U.S. Persons made outside of the United States and are deemed not to be “sales” for purposes of Section 5 of the Securities Act.

On August 31, 2004, all stockholders of HTFE entered into an agreement with Tech Full International, Inc. (“TFI”) to exchange all of their outstanding shares of HTFE for 1,500 shares of common stock of TFI which constituted 100% of TFI’s issued and outstanding shares. After the consummation of the agreement, the former stockholders of HTFE owned all outstanding and issued shares of TFI. Such exchanges were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereunder.

On January 12, 2005, TFI and its stockholders entered into a merger agreement (“Merger Agreement”) with Torch Executive Services, Inc. (“Torch”) and a wholly owned subsidiary of Torch, Torch Subsidiary, Inc. (“TSI”). At the closing which occurred on January 24, 2005, TFI was merged with and into TSI and the separate existence of TFI ceased, and pn the date of the merger, there were 7,000,300 shares of common stock of Torch outstanding. As a part of the merger, 8,000,000 restricted shares of Torch were issued to the stockholders of TFI and the former president, sole director and majority stockholder of Torch returned 5,000,000 shares of Torch to the treasury which was subsequently cancelled. Such issuances were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereunder. After the merger, there were 10,000,300 shares of stock of Torch outstanding.

On January 24, 2005, the Company declared a stock dividend of 0.5 share for each share of its stock outstanding to all stockholders of record as of January 26, 2005. The stock dividend was payable on January 27, 2005.

Pursuant to the Company’s Stock Option Plan, on January 31, 2005, the Company granted options to purchase 50,000 shares of common stock to each of Chan Ching Chuen, David Gatton and Patrick McManus, each a director of the Company. The exercise price for the stock options was $3.10 per share. Fifty percent (50%) of the options were exercisable immediately, with the balance to vest and become exercisable in eight (8) equal quarterly installments of 3,125 over the next two (2) years, beginning on March 31, 2005. The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

II-1

On August 31, 2005, Harbin Electric, Inc. entered into Securities Purchase Agreements with institutional investors and other accredited investors to sell an aggregate of 1,600,000 shares of the Company’s common stock, par value $0.00001 per share, at a price of $3.00 per share together with options to purchase an aggregate of 480,000 shares of common stock at $3.50 per share (the “Private Placement”). The Private Placement was entered into pursuant to Regulation D of the Securities Act of 1933.

On October 12, 2005, the Company and Mr. Barry Raeburn entered into an employment agreement (the “Employment Agreement”). Pursuant to the terms and conditions of the Employment Agreement, the Company agreed to grant options to Mr. Raeburn to purchase 250,000 shares of the Company’s common stock, at an exercise price of $3.93 per share, vesting over three years. The issuance of the above-described securities was deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as a transaction pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

Pursuant to the Company’s Stock Option Plan, on February 6, 2006, the Company granted options to 37 employees and directors (including all directors and officers other than Mr. Ching Chuen Chan) options to acquire an aggregate of 500,000 shares of the Company’s common stock. The exercise price for the stock options was $8.10 per share. The options vest in 12 equal increments, with the initial 1/12 vesting on March 31, 2006. The issuance of the above-described securities were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as a transaction pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

ITEM 27. EXHIBITS

3.1	Articles of Incorporation of the Company	Filed as Exhibit 3.1 to the registration statement on Form SB-2 filed with the Commission on October 10, 2003 and incorporated herein by reference.
3.2	Amended and Restated Bylaws of the Company	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on July 6, 2005 and incorporated herein by reference.

5.1	Opinion of Reed Smith LLP	Previously filed.

10.1	Registration Rights Agreement dated as of August 31, 2005	Previously filed.
10.2	Common Stock Purchase Agreement dated as of August 31, 2005	Previously filed.

10.3	Option Agreement dated as of dated as of August 31, 2005	Previously filed.
10.4	Employment Agreement, dated October 12, 2005, between the Company and Mr. Barry Raeburn	Filed as Exhibit 10.1 to the current report on Form 8-K filed with the Commission on October 17, 2005 and incorporated herein by reference.

10.5	Term Sheet dated August 2, 2006.	Filed as Exhibit 10.5 to the current report on Form 8-K filed with the Commission on August 2, 2006 and incorporated herein by reference.

21.1	List of subsidiaries	Previously filed.

23.1	Consent of Reed Smith LLP (included in Exhibit 5.1)	Previously filed.

23.2	Consent of Kabani & Company, Inc.	Filed herewith as Exhibit 23.2.

II-2

Exhibit D

We believe that our LMs represent an improvement over traditional electric motors based on design, energy output, energy efficiency and precision movement. Instead of a traditional rotary motor which spins in a circular fashion and moves around a shaft, a linear induction motor is flat and, using current, it is designed to induce a magnetic field to push the metal sled forward smoothly, quickly, and with no ground friction. By eliminating the conversion of rotary to linear motion, we believe that a major source of positioning error is removed and results in a higher level of performance in accuracy, resolution, repeatability and speed. In addition, an LM is designed to offer the same vehicle movement and positioning features without the use of pneumatic stops, belts, pulleys or gears, resulting in less maintenance and a reduction in down-time.

Our LMs are purchased by a broad range of customers, including those involved in oil services, factory automation, packaging, and mass transportation systems. We currently have 180 employees with approximately 180,000 square feet of state-of-the-art manufacturing space in China.

BACKGROUND OF THE COMPANY

Harbin Electric, through its indirect wholly-owned subsidiary, Harbin Tech Full Electric Co., Ltd (“HTFE”), develops, engineers, manufactures and sells a wide array of customized linear motors and other special motors.

HTFE was founded in the PRC in April 2003. In August 2004, in order to establish a U.S. holding company for HTFE, the stockholders of HTFE exchanged all outstanding stock of HTFE for stock of a newly formed Delaware corporation (“TFI”) and HTFE thereby became a wholly-owned subsidiary of TFI.

Torch Executive Services Ltd. (“Torch”) was incorporated in the State of Nevada in July 2003 to engage in the business of providing travel and concierge services. Although Torch became a reporting company, its subsequent operations were not significant and it became dormant. TFI thereafter determined that a “reverse merger,” whereby HTFE would be owned by a public company, was desirable. In January 2005, Torch entered into an agreement with TFI and the TFI stockholders, pursuant to which stockholders of TFI became stockholders of Torch; the shares of Torch previously owned by the president and majority stockholder of Torch were cancelled; TFI was merged with and into a wholly-owned subsidiary of Torch (“Torch Subsidiary”); and Torch was renamed Harbin Electric, Inc. Subsequently, the Torch Subsidiary changed its name to Advanced Electric Motors, Inc. (“AEM”).

The transaction with Torch was accounted for as a reverse acquisition under the purchase method of accounting since the former stockholders of TFI acquired control of Torch. The merger of TFI and Torch Subsidiary was recorded as a recapitalization of TFI, with TFI being treated as the surviving entity for accounting purposes notwithstanding the fact that TFI was not the surviving corporation in the merger. The entities also changed their fiscal year to the period ending December 31.

Harbin Electric owns all of the outstanding stock of AEM, which in turn owns all of the outstanding stock of HTFE, the operating subsidiary. Both Harbin Electric and AEM are non-operating holding companies.

We are located in the Harbin Development Zone in the city of Harbin, China, the capital of Heilongjiang Province. Our facilities include a connected two-story factory and a three-story office building. This represents a combined space of 178,564 square feet. Our property is situated on approximately 215,278 square feet of land in the Harbin Development Zone.

The Harbin Development Zone (“HDZ”) consists of Harbin Economic and Technological Development Zone and Harbin High and New Technological Development Zone both recognized and authorized at the national level. The main mission is to develop high and new technological industries and become an impetus to the economic growth of the provincial and municipal economy by means of the investment promotion, good services and a favorable investment environment. We believe that these benefits, in addition to the wealth of human resources and favorable income taxation policy, are the primary benefits to conducting business in Harbin.

THE OFFERING BY THE SELLING STOCKHOLDERS

The Selling Stockholders are offering up to 2,080,000 shares of our common stock under this prospectus. We will not receive any proceeds from the sale of the common stock hereunder. See “Use of Proceeds” for a complete description.

RECENT DEVELOPMENTS

On August 2, 2006, the Company, Citadel Equity Fund Ltd. (“Citadel”) and Merrill Lynch International (“Merrill Lynch” and, together with Citadel, the “Investors”) entered into an indicative financing term sheet dated as of August 2, 2006 (the “Term Sheet”). The Term Sheet relates to the proposed issuance of Senior Secured Notes in an aggregate principal amount of $50 million (the “Notes”).

2

As set forth in the Term Sheet, Citadel intends to subscribe to $38.0 million of the principal amount of the Notes, with such Notes having a maturity date that is six years from the date of issue (the “2012 Notes”), and Merrill Lynch intends to subscribe to $12 million of the principal amount of the Notes, with such Notes having a maturity date that is four years from the date of issue (the “2010 Notes”). The 2010 Notes and the 2012 Notes will each be issued under an indenture to be entered into among the Company, Advanced Electric Motors, Inc., a wholly-owned subsidiary of the Company, as guarantor, and a trustee for the Notes.

The Term Sheet also provides that, concurrent with the issuance of the Notes, the Company shall grant to (a) Merrill Lynch fully detachable warrants on the Company’s common stock with a maturity date that is three years from the date of issuance of the Notes and (b) Citadel fully detachable warrants on the Company’s common stock with a maturity that is six years from the date of issuance of the Notes (collectively, the “Warrants”). The Warrants are to be exercisable at the option of the Warrant holders beginning on the date of issuance through the maturity date of each Warrant. In connection with the issuance of the Warrants, the Company has agreed to file a shelf registration statement covering the resale of the shares underlying the Warrants.

Under the Term Sheet, any failure by the Company to perform or consummate its obligations or agreements, or any breach by the Company of its obligations, under the Term Sheet shall result in the Company being liable to pay a cash break-up fee equal to 7.5% of the principal amount of the Notes within seven days of the date of the breach of obligation or failure to perform.

The respective obligations of the Company to issue and the Investors to purchase the Notes are subject to the conditions set forth in the Term Sheet, including the execution of definitive legal documentation and satisfactory completion by the Investors of their due diligence investigation. The can be no assurances that the proposed financing will be consummated.
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